Apollo Hospitals — CHENNAI —
touching lives

05012573

Date : October 26, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

Please find enclosed the Secretarial Audit Report for the quarter ended 30th September 2005 duly certified by Mrs.Lakshmmi Subramanian, Practising Company Secretary.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com, F.C.S.
P. SRIRAM, M.A. A.C.S.
Practising Company Secretaries

October 13, 2005

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th September 2005

Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of M/s. **APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 30th September 2005.

Thanking You,

Yours faithfully,

for **M/s.Lakshmmi Subramanian & Associates**

Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81,Greams Road,Chennai - 600 006.
Ph: 28292272, 28292273, Fax: 044 - 52142061, Cell: 9841015012, 9841047966.
e-mail: srisecadmin@rediffmail.com, srisecadmin@touchtelindia.net.

SECRETARIAL AUDIT REPORT (Separate for each ISIN)

1 For Quarter Ended	**30th September 2005**	
2 ISIN:	INE437A1016	
3 Face Value :	Rs.10/- per share	
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**	
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028	
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006	
7 Telephone & Fax Nos.	044-28290956	
8 Email address	apolloshares@vsnl.net	
9 Names of the Stock Exchanges where the company's securities are listed	Madras Stock Exchange Ltd. The Stock Exchange, Mumbai National Stock Exchange Ltd.	
	Number of shares	% of Total Issued Capital
10 Issued Capital	5,05,98,618	
11 Listed Capital (Exchange-wise) (as per company's records):		
Madras Stock Exchange	5,05,98,618	
The Stock Exchange, Mumbai	5,05,98,618	
National Stock Exchange	5,05,98,618	
12 Held in dematerialised form in CDSL	93,05,417	18.39%
13 Held in dematerialised form in NSDL	3,58,13,717	70.78%
14 Physical	54,79,484	10.83%
15 Total No. of shares (12+13+14)	5,05,98,618	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	N.A	

...AMANIAN. B.Com. F.C.S.

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
Issue of Equity shares of Rs. 10/- each underlying GDRs:						
a. on 12th July 2005	83,50,000	Applied	Madras, Mumbai & National Stock exchange	Yes	Yes	Nil
b. on 25th July 2005	6,50,000	Applied	Madras, Mumbai & National Stock exchange	Yes	Yes	Nil

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated upto which date	N.A

19. Reference of Previous Quarter with regards to excess dematerialized shares, if any	Nil

20. Has the company resolved the matter mentioned in Point No. 19 above in the current quarter? If not, reason why ?	Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	Nil	Nil	N.A
Pending for more than 21 days	Nil	Nil	N.A

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman Chief Financial Officer and Company Secretary Ph: 044-28290679

23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: 28292272-73 Fax:52142061

24 Appointment of common agency for share registry work	If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)

-------------------------------Nil----------------------------------

CERTIFIED

MRS. LAKSHMMI SUBRAMANIAN & ASSOCIATES

LAKSHMMI SUBRAMANIAN,
CP No. 1087